

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Charles R. Kraus
Senior Vice President, General Counsel and Corporate Secretary
DIRTT Environmental Solutions Ltd.
7303 30th Street SE
Calgary, Alberta
T2C 1N6

        Re: DIRTT Environmental Solutions Ltd.
            Revised Preliminary Proxy Statement on Schedule 14A
            Soliciting Materials filed pursuant to Exchange Act Rule 14a-12
            Filed March 7, 2022
            File No. 1-39061

Dear Mr. Kraus:

      We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed March 7, 2022

General

1.   Disclosure on page x describes events that transpired on September 10, 2021 and indicates that "Mr. English said that he believed 22NW and 726 could block any hostile activity given their combined 31.9% ownership position. Mr. English also stated that Mr. Noll would be supportive of him serving on the Board." It is our understanding that these statements were never made and that this particular topic was discussed during Mr. English's cross-examination in connection with the ASC proceedings. Please provide support that such statements were actually made or revise the disclosure in the proxy statement accordingly.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 on March 7, 2022

General

2. Refer to the following statements contained in the soliciting material filed by the Company on March 7, 2022:

- "The Alberta Securities Commission found that activist Aron English and his fund 22NW breached securities laws, but elected to not impose sanctions."
- "ASC Agrees 22NW Broke the Law."
- "…all costs associated with the Company's efforts to disclose the truth and protect the Company and its shareholders rest with Mr. English and 22NW."

It is our understanding that the various allegations made by the Company against 22NW were dismissed, other than the allegation that 22NW made a filing 29 days late in summer 2021 after Mr. English and 22NW collectively crossed the 10% ownership threshold. With respect to the late filing, it is our understanding that the ASC described this as an "ordinary course compliance issue" and specifically noted that there was "no apparent prejudice to DIRTT shareholders" in connection with such issue.

We also note that the Company's revised preliminary proxy statement filed on the same date as this soliciting material states that such issue was "in the nature of compliance failures" and that ""no remedy against…22NW was warranted since the disclosure they were otherwise required to make under the AMR regime had subsequently been disclosed."

Furthermore, it is our understanding that in its oral decision rendered on March 4, 2022, the ASC specifically provided that:

- "We express our dismay that this Application was brought at all."
- "There was a paucity of circumstantial evidence that fell well short of establishing on a balance of probabilities that the respondents were acting jointly or in concert."
- "The evidence offered was ambiguous, speculative and would require us to draw inferences not supportable."
- "This was an ill-conceived application and an imprudent use of DIRTT's resources."

The aforementioned Company statements, lacking appropriate context given the mitigating facts noted above, and failing to include material information necessary to make the statements therein not misleading, make charges concerning improper, illegal or immoral conduct without factual foundation in contravention of Exchange Act Rule 14a-9. Please revise the soliciting material in question to include clear corrective disclosure.

In addition, please do not use these or similar statements in the proxy statement or other soliciting materials without providing a proper factual foundation for the statements. As to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

3. The following statements appear to impugn the character, integrity and personal reputation of Mr. English and 22NW without adequate factual foundation:

- "Aron English's quest for a board seat is about advancing his career not what is best for the Company; his vague calls for "change" and lack of a plan expose his commitment to a 'Stay the Course' agenda"
- "The Activist's misleading press release of Friday, March 4, 2022…is silent on Mr. English's real motivation and objective for initiating a costly and distracting proxy fight at our shareholders' expense."
- "Mr. English had communicated directly to members of the Board that he saw the Board seat as personally 'good for his resume'"

As noted in the preceding comment, please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Robert L. Kimball